U. S. Department of Labor
Office of the Solicitor
1999 Broadway, Suite 1600
Denver, Colorado 80202

SETTLEMENT AGREEMENT

The parties to this agreement, the U.S. Department of Labor, Wage and Hour Division ("Department") and Huntleigh USA Corporation ("Huntleigh") and its successors hereby agree as follows.

1. The Secretary of Labor, through the Wage and Hour Division, conducted an investigation of Huntleigh's compliance with the SCA and CWHSSA on a nation-wide level and, more specifically, with respect to airport security personnel working for Huntleigh in airports in a number of states under a contract Huntleigh entered into with the federal government. The investigation covered Huntleigh's operations from February 15, 2002, through December 31, 2002.

2. On April 4, 2006, the Secretary of Labor, United States Department of Labor filed an Amended Complaint with the United States Department of Labor, Office of Administrative Law Judges, alleging Huntleigh failed to pay its employees required minimum wages and fringe benefits as required by the contract and the SCA, failed to pay its employees proper holiday and vacation pay required by the SCA and the contract, and failed to pay wages at a rate not less than one and one-half times the basic rate of pay for all hours worked in excess of eight hours in any calendar day or in excess of forty hours in the workweek as required by CWHSSA and the contract. The Amended Complaint alleged Huntleigh owes its employees back wages of at least $7,109,379.17. In its Answer to the Amended Complaint, Huntleigh denied that it violated the SCA or CWHSSA.

3. On September 6, 2007, Administrative Law Judge Larry W. Price issued an Order Approving Consent Findings. Under the terms of the Consent Findings, Huntleigh agreed to pay its employees $3,000,000.00, and the Department of Labor agreed not to undertake any collection action against Huntleigh until Huntleigh's two contract dispute cases with the Transportation Security Administration (TSA) before the Office of Dispute Resolution for Acquisition, Contract No. DTFA-01-02-04025, ODRA Docket No. 04-TSA-008 and Docket No. 06-TSA-0025 were fully and finally resolved.

4. As of December 2010, the contract dispute cases discussed above have not been fully and finally resolved. In addition, Huntleigh alleges its financial situation has severely deteriorated since Administrative Law Judge Larry W. Price issued his Order Approving Consent Findings. This Settlement Agreement is entered into in order to resolve this matter, which comprises all issues raised and investigated by the Department from February 15, 2002, through December 31, 2002 relating to Huntleigh's compliance with the McNamara-O'Hara Service Contract Act ("SCA") 41 U.S.C. § 351 et seq. and the Contract Work Hours and Safety Standards Act ("CWHSSA"), as amended, 40 U.S.C. § 327, et seq. without further burden, expense and delay to the parties.

5. In order to resolve all back wage claims in this matter, as defined in paragraph 1 above, the parties agree that Huntleigh will pay back wages in the total amount of $1,500,000.00 to its employees who were employed by Huntleigh under the contract described above for the period from February 15, 2002 through December 31, 2002 who are owed back wages, plus interest of 1% (Treasury Current Value of Funds Rate).

6. The back wages and interest will be paid in the following manner.

(a) On January 1, 2011, Huntleigh will issue a check in the amount of $100,000.00,

made payable to "U.S. Dept. of Labor – Wage-Hour". Huntleigh will mail the check to Bank of America, U.S. Dept. of Labor, P.O. Box 880905, Dallas, TX 75388-0905.

(b) Huntleigh will make eight (8) semi-annual payments of $175,000.00 plus eight (8) semi-annual interest payments of $3,960.41 beginning exactly six months from the payment described in 6(a) above, as follows:

1) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on July 1, 2011;

2) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on January 1, 2012;

3) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on July 1, 2012;

4) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on January 1, 2013;

5) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on July 1, 2013;

6) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on January 1, 2014;

7) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest ($178,960.41 total payment) on July 1, 2014;

8) Payment of $175,000.00 in back wages, plus payment of $3,960.41 interest

($178,960.41 total payment) on January 1, 2015.

For each of these eight installment payments, Huntleigh will issue a check made payable to "U.S. Dept. of Labor – Wage-Hour". Huntleigh will mail the checks to Bank of America, U.S. Dept. of Labor, P.O. Box 880905, Dallas, TX 75388-0905.

7. The U.S. Department of Labor, Wage and Hour Division shall begin distributing the proceeds of the checks referred to in paragraph 6 above to eligible affected employees or their estates or beneficiaries on a pro rata basis after the Wage and Hour Division receives the final payment from Huntleigh on January 1, 2015. On a quarterly basis beginning after January 1, 2015 and ending January 1, 2018, the Wage and Hour Division shall send to Huntleigh Internal Revenue Service 941-X forms which will indicate actual payments made to eligible affected employees or their estates or beneficiaries. Any money not paid to any eligible persons as January 1, 2018, because of inability to locate the proper persons or because of their refusal to accept payment, shall be deposited with the Treasurer of the United States pursuant to 28 U.S.C. § 2041.

8. Huntleigh acknowledges that it will be responsible for the employer's share of FICA taxes in connection with these back wages actually received by employees.

9. Failure by Huntleigh to pay any back wage or interest payments as described in paragraphs 5 and 6 above within 30 days after its due date will result in the entire, unpaid balance of $3,000,000.00 described in paragraph 3 above becoming immediately due and payable, together with such court costs and fees as may be incurred by the United States Government in collecting such amounts.

10. Huntleigh agrees to comply with all minimum wage and overtime provisions of the SCA and CWHSSA and their implementing regulations, to the extent they may be applicable to any future federal government contracts.

11. The parties agree that this Settlement Agreement is intended to be a final resolution of this matter, as defined in paragraph 1 above, and upon timely payment of all amounts specified in paragraph 6 above, Huntleigh will be relieved of all payment obligations under the Consent Findings and Order Approving Consent Findings.

12. Each party agrees to bear its own fees and expenses in connection with any stage of this proceeding.

Richard Sporn
, on behalf of
Huntleigh USA Corporation
10332 Old Olive Street Road
St. Louis, MO 63141

Dated: 12/22/10

John B. Renick
McMahon Berger, P.C.
2730 North Ballas Road, Suite 200
St. Louis, MO 63131-3039

Dated: 12/22/10

Attorneys for Huntleigh USA Corporation

M. Patricia Smith
Solicitor of Labor

Michael A. Stabler
Regional Solicitor

John Rainwater
Associate Regional Solicitor

By
Gregory W. Tronson
Trial Attorney

Dated: 12/22/10

United States Department of Labor
Office of the Solicitor
1999 Broadway, Suite 1600
Denver, CO 80202

Attorneys for Department of Labor